Exhibit 1

For immediate release

Bell Canada to redeem Series M-24 debentures due May 19, 2021

MONTRÉAL, February 14, 2020 – Bell Canada (Bell) today announced it will redeem, on March 16, 2020, prior to maturity, all of its outstanding Cdn $500 million principal amount of 4.95% Debentures, Series M-24, due May 19, 2021 (the Series M-24 Debentures).

The Series M-24 Debentures will be redeemed at a price equal to $1,033.564 per $1,000 of principal amount of debentures plus $16.003 per $1,000 of principal amount for accrued and unpaid interest up to but excluding the date of redemption.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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